June 28, 2007

Mr. David L. Greenwood
Executive Vice President
Chief Financial Officer
Geron Corporation
230 Constitution Drive
Menlo Park, CA 94025

Re: Geron Corporation
Form 10-K for the Fiscal Year Ended December 31, 2006
Form 10-Q for the Quarterly Period Ended March 31, 2007
File No. 000-20859

Dear Mr. Greenwood:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 8. Consolidated Financial Statements and Supplementary Data, page 47

Notes to Consolidated Financial Statements, page 53

4. Joint Ventures and Related Party Transactions, page 64

TA Therapeutics Ltd., page 64

1.   Please clarify how you determined that discontinuing "your application of the equity method of accounting" is consistent with paragraph 19(i) of APB 18.

Based on your disclosure, it appears you are committed to provide further financial support to the joint venture. Further, please tell us how you considered EITF 02-18, in determining how to account for the payments you are required to make under this agreement. Explain why Biotechnology Research Corporation did not make the full investment agreed to of $6 million.

Form 10-Q for the Quarterly Period Ended March 31, 2007

Item 1. Condensed Consolidated Financial Statements, page 3

Notes to Condensed Consolidated Financial Statements, page 6

2. Fair Value of Derivatives, page 10

2.   Please tell us, and provide proposed revisions to your disclosure clarifying, how you determined that the warrants should no longer be classified as liabilities in your consolidated balance sheets. Further, please elaborate on the nature of the modification, and clarify whether the modifications had an accounting impact. Refer to EITF 96-19.

*   *   *   *

Please provide us the information requested within 10 business days of the date of this letter or tell us when you will provide a response prior to the expiration of the 10-day period. Please furnish a letter with your responses that keys your responses to our comments. Detailed letters greatly facilitate our review. You should furnish the letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tabatha Akins, Staff Accountant, at (202) 551-3658, or Lisa Vanjoske, Assistant Chief Accountant, at (202) 551-3614, if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant